
05005015


epitan

company announcement

Tuesday 19 October 2004

SUPPL



EpiTan files provisional patent in United States for topical delivery formulation

For more information contact
Davina Bridgeman, Investor Relations & Marketing, EpiTan Limited, Telephone +61 3 9660 4900
Richard Allen, Oxygen Financial Public Relations, Telephone +61 3 9915 6341
investorrelations@epitan.com.au

Melbourne, Australia

EpiTan Limited (ASX: EPT, ADR: EPTNY, Xetra: UR9) today announced that it has filed a provisional patent with the United States Patent and Trademark Office encompassing a topical delivery formulation for Melanotan®.

This patent application was filed to protect the use of Melanotan in a specific topical formulation and represents an extension and further enhancement of the sustained release delivery patent filed in August 2004.

EpiTan's intellectual property counsel considers this patent application to be distinct from topical patents granted to the University of Arizona in the late 80's/early 90's.

Dr Wayne Millen, EpiTan's Executive Chairman and CEO, said: "This patent represents important, specific protection surrounding this new topical formulation for Melanotan and we continue to enhance our intellectual property position. As announced at our recent AGM, the first human trial using this topical formulation is planned to begin by the end of this year following very positive preclinical studies."

About EpiTan Limited

EpiTan Limited is a Melbourne-based specialty pharmaceutical company with a focus on niche prescription dermatology products. Its leading drug candidate Melanotan® stimulates the body to make melanin, the dark pigment of a tan which is known to protect the body from

PROCESSED
JAN 11 2005
THOMSON
FINANCIAL

EpiTan Limited abn 88 089 644 119
Level 13, 1 Collins Street Melbourne Victoria 3000 Australia **Telephone** +61 3 9660 4900 **Facsimile** +61 3 9660 4999 www.epitan.com.au



skin damage as a result of exposure to ultra-violet (UV) radiation. UV radiation damage can cause sunburn which is a known prime cause of skin cancer. Simply, Melanotan induces a protective tan without the need to expose the skin to harmful levels of UV radiation. EpiTan recently acquired three products - Linotar® (eczema), Exorex® (psoriasis) and Zindaclin® (acne) – and is currently evaluating the acquisition or in-licensing of other dermatology-based products to add to its portfolio.

About Melanotan

Melanotan has completed a Phase II clinical trial in Australia that demonstrated the drug increases melanin content by up to 100% and reduces sunburn injury by up to 50% in fair-skinned volunteers. This represents a significant breakthrough for people most at risk of sunburn injury and skin cancer. Melanotan will now undergo clinical studies in Europe and the USA. These trials will assess its potential both as a preventative to reduce the effects of UV damage and as a therapy for UV-associated skin disorders such as polymorphous light eruption (PMLE).

Melanotan has a number of delivery formulations in development. The most advanced as regards clinical trial progress is a user-friendly and biodegradable sustained-release implant, administered by a single injection. A number of transdermal formulations are also being tested.

An independent report commissioned by the company identified that there are three potentially lucrative markets for Melanotan. Firstly, the prophylactic market which includes those populations that do not tan well and seek additional protection from UV damage. Secondly, the therapeutic market consisting of patients with UV-associated skin diseases or disorders for which Melanotan may provide a clinical benefit and, finally, the cosmetic market comprising those people who want a tan, but not specifically for health reasons.

-END-

EpiTan Limited abn 88 089 644 119
Level 13, 1 Collins Street Melbourne Victoria 3000 Australia **Telephone** +61 3 9660 4900 **Facsimile** +61 3 9660 4999 www.epitan.com.au

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	EPITAN LIMITED
ABN	88 089 644 119

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Helmer Agersborg
Date of last notice	30 March 2004

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	N/A
Date of change	15 October 2004
No. of securities held prior to change	750,000
Class	Fully paid ordinary shares
Number acquired	168,967
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$Nil – acquired as part of an in specie distribution
No. of securities held after change	918,967

+ See chapter 19 for defined terms.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Acquisition (off-market) – pro-rata receipt via in specie distribution of EpiTan shares held by Melanotan Corp Inc

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	-
Nature of interest	-
Name of registered holder (if issued securities)	-
Date of change	-
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	-
Interest acquired	-
Interest disposed	-
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	-
Interest after change	-

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	EPITAN LIMITED
ABN	88 089 644 119

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Terry Winters
Date of last notice	31 May 2004

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	(a) Direct (b) Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	(i) Director & President of Melanotan Corp Inc (ii) General partner of Columbine Venture Fund
Date of change	15 October 2004
No. of securities held prior to change	(a) Direct – 900,000 (b) Indirect - 15,165,415
Class	Fully paid ordinary shares
Number acquired	Indirect - 2,700,000 (Columbine Venture Fund)
Number disposed	Indirect - 12,000,000 (Melanotan Corp)
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	Acquisition - $Nil – acquired as part of in specie distribution Disposal - $9,480,000.00
No. of securities held after change	(a) Direct – 900,000 (b) Indirect - 5,865,415

+ See chapter 19 for defined terms.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	(i) Disposal (off-market) - sale and in specie distribution of 12,000,000 EpiTan shares held by Melanotan Corp (ii) Acquisition (off-market) – pro-rata receipt via in specie distribution referred to in (i) above

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	-
Nature of interest	-
Name of registered holder (if issued securities)	-
Date of change	-
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	-
Interest acquired	-
Interest disposed	-
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	-
Interest after change	-

+ See chapter 19 for defined terms.

Rule 4.7B

Appendix 4C

Quarterly report for entities admitted on the basis of commitments

Introduced 31/3/2000. Amended 30/9/2001

Name of entity

EPITAN LIMITED

ABN	Quarter ended ("current quarter")
88 089 644 119	30 SEPTEMBER 2004

Consolidated statement of cash flows

Cash flows related to operating activities			Current quarter $A'000	Year to date (3 months) $A'000
1.1	Receipts from customers		-	-
1.2	Payments for	(a) staff costs	(173)	(173)
		(b) advertising and marketing	-	-
		(c) research and development	(1,601)	(1,601)
		(d) leased assets	-	-
		(e) other working capital	(655)	(655)
1.3	Dividends received		-	-
1.4	Interest and other items of a similar nature received		100	100
1.5	Interest and other costs of finance paid		-	-
1.6	Income taxes paid		-	-
1.7	Other (GST refunds)		121	121
	Net operating cash flows		(2,208)	(2,208)

+ See chapter 19 for defined terms.

		Current quarter $A'000	Year to date (3 months) $A'000
1.8	Net operating cash flows (carried forward)	**(2,208)**	**(2,208)**
	Cash flows related to investing activities		
1.9	Payment for acquisition of:		
	(a) businesses (item 5)	-	-
	(b) equity investments	-	-
	(c) intellectual property	(36)	(36)
	(d) physical non-current assets	(84)	(84)
	(e) other non-current assets	-	-
1.10	Proceeds from disposal of:		
	(a) businesses (item 5)	-	-
	b) equity investments	-	-
	(c) intellectual property	-	-
	(d) physical non-current assets	-	-
	(e) other non-current assets	-	-
1.11	Loans to other entities	-	-
1.12	Loans repaid by other entities	-	-
1.13	Other (provide details if material)	-	-
	Net investing cash flows	(120)	(120)
1.14	**Total operating and investing cash flows**	(2,328)	(2,328)
	Cash flows related to financing activities		
1.15	Proceeds from issues of shares, options, etc.	8,055	8,055
1.16	Proceeds from sale of forfeited shares	-	-
1.17	Proceeds from borrowings	-	-
1.18	Repayment of borrowings	-	-
1.19	Dividends paid	-	-
1.20	Other (fundraising costs)	(415)	(415)
	Net financing cash flows	7,640	7,640
	Net increase (decrease) in cash held	5,312	5,312
1.21	Cash at beginning of quarter/year to date	5,480	5,480
1.22	Exchange rate adjustments to item 1.20		
1.23	**Cash at end of quarter**	10,792	10,792

+ See chapter 19 for defined terms.

Payments to directors of the entity and associates of the directors
Payments to related entities of the entity and associates of the related entities

		Current quarter $A'000
1.24	Aggregate amount of payments to the parties included in item 1.2	70
1.25	Aggregate amount of loans to the parties included in item 1.11	-

1.26 Explanation necessary for an understanding of the transactions

Non-cash financing and investing activities

2.1 Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows

2.2 Details of outlays made by other entities to establish or increase their share in businesses in which the reporting entity has an interest

Financing facilities available

Add notes as necessary for an understanding of the position. (See AASB 1026 paragraph 12.2).

		Amount available $A'000	Amount used $A'000
3.1	Loan facilities		
3.2	Credit standby arrangements		

+ See chapter 19 for defined terms.

Reconciliation of cash

Reconciliation of cash at the end of the quarter (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows.	Current quarter $A'000	Previous quarter $A'000
4.1 Cash on hand and at bank	83	171
4.2 Deposits at call	877	1,315
4.3 Bank overdraft		
4.4 Other (including bank bills & income securities)	9,832	3,994
Total: cash at end of quarter (item 1.22)	10,792	5,480

Acquisitions and disposals of business entities

	Acquisitions *(Item 1.9(a))*	Disposals *(Item 1.10(a))*
5.1 Name of entity	-	-
5.2 Place of incorporation or registration	-	-
5.3 Consideration for acquisition or disposal	-	-
5.4 Total net assets	-	-
5.5 Nature of business	-	-

Compliance statement

1 This statement has been prepared under accounting policies which comply with accounting standards as defined in the Corporations Act (except to the extent that information is not required because of note 2) or other standards acceptable to ASX.

2 This statement does /does not* *(delete one)* give a true and fair view of the matters disclosed.



Sign here: . Date: 27 October 2004
(~~Director~~/Company secretary)

Print name: Iain Kirkwood

Notes

1. The quarterly report provides a basis for informing the market how the entity's activities have been financed for the past quarter and the effect on its cash position. An entity wanting to disclose additional information is encouraged to do so, in a note or notes attached to this report.

2. The definitions in, and provisions of, *AASB 1026: Statement of Cash Flows* apply to this report except for the paragraphs of the Standard set out below.

   - 6.2 - reconciliation of cash flows arising from operating activities to operating profit or loss
   - 9.2 - itemised disclosure relating to acquisitions
   - 9.4 - itemised disclosure relating to disposals
   - 12.1(a) - policy for classification of cash items
   - 12.3 - disclosure of restrictions on use of cash
   - 13.1 - comparative information

3. **Accounting Standards.** ASX will accept, for example, the use of International Accounting Standards for foreign entities. If the standards used do not address a topic, the Australian standard on that topic (if any) must be complied with.

+ See chapter 19 for defined terms.

Form 604

Corporations Act 2001
Section 671B

Notice of change of interests of substantial holder

To Company Name/Scheme: EpiTan Limited

ACN/ARSN: 089 044 119

1. Details of substantial holder (1)

Name: Melanotan Corporation, Inc and Dr T.E. Winters

ACN/ARSN (if applicable):

There was a change in the interests of the substantial holder on: 15 October 2004

The previous notice was given to the company on: 4 May 2001

The previous notice was dated: 4 May 2001

2. Previous and present voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate (2) had a relevant interest (3) in when last required, and when now required, to give a substantial holding notice to the company or scheme, are as follows:

Class of securities (4)	Previous notice		Present notice	
	Person's votes	Voting power (5)	Person's votes	Voting power (5)
Ordinary Shares	16,750,500	13.33%	7,884,392	6.11%

3. Changes in relevant interests

Particulars of each change in, or change in the nature of, a relevant interest of the substantial holder or an associate in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows:

Date of change	Person whose relevant interest changed	Nature of change (6)	Consideration given in relation to change (7)	Class and number of securities affected	Person's votes affected
Disposals					
May 2001 – June 2002	Melanotan Corp**	Transfer legal & beneficial interest	Nil	1,585,085 ordinary shares	1,585,085 votes
15 October 2004	Melanotan Corp	Disposed of legal & beneficial interest	Nil	6,000,000 ordinary shares	6,000,000 votes
15 October 2004	Melanotan Corp	Sale of legal & beneficial interest	$0.70 per share	5,000,000 ordinary shares	5,000,000 votes
Acquisitions					
June – July 2001	Dr T.E. Winters**	Acquired legal & beneficial interest	$0.077 per share	150,000 ordinary shares	150,000 votes
30 March 2004	Dr H.P.K Agersborg**	Acquired legal & beneficial interest	$0.30 per share	750,000 ordinary shares	750,000 votes
31 May 2004	Dr T.E. Winters**	Acquired legal & beneficial interest	$0.30 per share	750,000 ordinary shares	750,000 votes
15 October 2004	Dr H.P.K.Agersborg	Acquired legal & beneficial interest	Nil	168,967 ordinary shares	168,967 votes
15 October 2004	Dr T.E Winters	Acquired legal & beneficial interest by reason of control of Columbine Venture Fund.	Nil	2,700,000 ordinary shares	2,700,000 votes

These changes have been previously notified by Drs Agersborg and Winters and Melanotan Corp in Appendix 3X and 3Y notices lodges with ASX

4. **Present relevant interests**

Particulars of each relevant interest of the substantial holder in voting securities after the change are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder (8)	Nature of relevant interest (6)	Class and number of securities	Person's votes
Melanotan Corp	Melanotan Corp	N/A	Legal and beneficial owner	3,165,415 ordinary shares	2.52%
Dr T.E.Winters	Melanotan Corp	N/A	Dr Winters is the general partner of, and controls, the Columbine Venture Fund which holds in excess of 20% of the issued capital of Melanotan Corp	3,165,415 ordinary shares	2.52%
Dr T.E.Winters	Dr T.E.Winters	N/A	Legal and beneficial owner	900,000 ordinary shares	0.72%
Dr T.E.Winters	Columbine Venture Fund	N/A	Dr Winters is the general partner of, and controls, the Columbine Venture Fund .	2,700,000 ordinary shares	2.15%
Dr H.P.K.Agersborg	Dr H.P.K.Agersborg	N/A	Legal and beneficial owner	918,967 ordinary shares	0.73%

5. **Changes in association**

The persons who have become associates (2) of, ceased to be associates of, or have changed the nature of their association (9) with, the substantial holder in relation to voting interests in the company or scheme are as follows:

Name and ACN/ARSN (if applicable)	Nature of association
N/A	N/A

6. **Addresses**

The addresses of persons named in this form are as follows:

Name	Address
Melanotan Corp Inc	Suite 200, 200 Eagle Road, Wayne, PA 19087, USA
Dr T.E.Winters	10040 E Happy Valley Road, Scottsdale, AZ 85255, USA
Dr H.P.K.Agersborg	336 St Andrews Place, Blue Bell, PA 19422, USA
Columbine Venture Fund	10040 E Happy Valley Road, Scottsdale, AZ 85255, USA

7. **Components Notice**

This Notice is given on behalf of both Melanotan Corporation, Inc. and Dr T E Winters. Both persons are substantial shareholders of the Company. The substantial shareholding interest of the persons is as follows:

Melanotan Corporation, Inc.

7,684,382 shares or 6.11%
(These shares comprise the shares held directly by Melanotan Corporation, Inc. and the shares in which its associates, two of its directors, Dr Winters and Agersberg, hold a relevant interest).

Dr T E Winters

6,765,415 shares or 5.39%
These shares represent the shares in which Dr Winters holds a relevant interest (as set out above).

Signature

print name	Dr T.E.Winters (personally & in his capacity as a director of Melanotan Corporation, Inc.)	capacity	Director
sign here		date	15/October/2004

DIRECTIONS

(1) If there are a number of substantial holders with similar or related relevant interests (eg. a corporation and its related corporations, or the manager and trustee of an equity trust), the names could be included in an annexure to the form. If the relevant interests of a group of persons are essentially similar, they may be referred to throughout the form as a specifically named group if the membership of each group, with the names and addresses of members is clearly set out in paragraph 6 of the form.

(2) See the definition of "associate" in section 9 of the Corporations Act 2001.

(3) See the definition of "relevant interest" in sections 608 and 671B(7) of the Corporations Act 2001.

(4) The voting shares of a company constitute one class unless divided into separate classes.

(5) The person's votes divided by the total votes in the body corporate or scheme multiplied by 100.

(6) Include details of:

(a) any relevant agreement or other circumstances because of which the change in relevant interest occurred. If subsection 671B(4) applies, a copy of any document setting out the terms of any relevant agreement, and a statement by the person giving full and accurate details of any contract, scheme or arrangement, must accompany this form, together with a written statement certifying this contract, scheme or arrangement; and

(b) any qualification of the power of a person to exercise, control the exercise of, or influence the exercise of, the voting powers or disposal of the securities to which the relevant interest relates (indicating clearly the particular securities to which the qualification applies).

See the definition of "relevant agreement" in section 9 of the Corporations Act 2001.

(7) Details of the consideration must include any and all benefits, money and other, that any person from whom a relevant interest was acquired has, or may, become entitled to receive in relation to that acquisition. Details must be included even if the benefit is conditional on the happening or not of a contingency. Details must be included on any benefit paid on behalf of the substantial holder or its associate in relation to the acquisitions, even if they are not paid directly to the person from whom the relevant interest was acquired.

(8) If the substantial holder is unable to determine the identity of the person (eg. if the relevant interest arises because of an option) write "unknown".

(9) Give details, if appropriate, of the present association and any change in that association since the last substantial holding notice.


epitan

2 December 2004

Company Announcements
Australian Stock Exchange Limited
500 Collins Street
MELBOURNE VIC 3000

Dear Sirs

Change of Director's Interests - Dr W Millen (Weighton Pty Ltd)

In accordance with Chapter 3 of the Listing Rules, EpiTan Limited (**EpiTan**) lodges on behalf of its executive chairman, Dr W Millen, an Appendix 3Y detailing the recent changes in the shareholding of Weighton Pty Ltd, a company associated with Dr Millen.

The notice records a sale by Weighton Pty Ltd of 500,000 EpiTan shares (**Shares**) on 25 November 2004.

The Company notes the following in respect of the sale of shares by Weighton Pty Ltd:

1. After the sale of the shares, Weighton Pty Ltd (Dr Millen) will still hold in excess of 13.6% of the total issued share capital of EpiTan; and

2. Weighton Pty Ltd (Dr Millen) has agreed to voluntarily escrow its shares for the remainder of the current financial year.

Weighton Pty Ltd (Dr Millen) remains EpiTan's largest shareholder.

Yours faithfully
EPITAN LIMITED

Ian Kirkwood
Chief Administrative Officer

EpiTan Limited abn 88 089 644 119
Level 13, 1 Collins Street, Melbourne Victoria 3000 Australia **Telephone** +61 3 9660 4900 **Facsimile** +61 3 9660 4999 www.epitan.com.au

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	EPITAN LIMITED
ABN	88 089 644 119

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Wayne Millen
Date of last notice	31 August 2004

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct 10,000 Indirect 17,616,375
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	The shares are held by Weighton Pty Ltd (as trustee of Millen Family Trust)
Date of change	25 November 2004
No. of securities held prior to change	17,626,375
Class	Fully paid ordinary shares ('EPT')
Number acquired	Nil
Number disposed	500,000
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$1.01 [per share]
No. of securities held after change	17,126,375
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On-market trade of 500,000 shares

+ See chapter 19 for defined terms.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

Not applicable. There has been no change in the director's interests in contracts.

+ See chapter 19 for defined terms.



company announcement

Wednesday 15 December 2004

Private Placement Raises A$2.08 million

For more information contact:
Davina Bridgeman, Investor Relations & Marketing, EpiTan Limited, Telephone +61 3 9662 4688
Richard Allen, Oxygen Financial Public Relations, Telephone +61 3 9915 6341
investorrelations@epitan.com.au

Melbourne, Australia

EpiTan Limited (ASX: EPT, ADR: EPTNY) today announced that it has raised A$2.08 million from an existing European-based investor.

The capital was raised via a private placement of 2,600,000 fully paid ordinary shares at A$0.80. EpiTan Limited also issued 2,600,000 unlisted options exercisable over three years at A$1.08 which, on exercise, would result in a further cash injection of A$2.81 million.

The funds raised add to EpiTan's solid cash position with reserves now in excess of $11 million. The funds will be applied to the Melanotan® project and the development of EpiTan's pharmaceutical products business.

About EpiTan Limited

EpiTan Limited is a Melbourne-based specialty pharmaceutical company with a focus on niche prescription dermatology products. Its leading drug candidate Melanotan® stimulates the body to make melanin, the dark pigment of a tan which is known to protect the body from skin damage as a result of exposure to ultra-violet (UV) radiation. UV radiation damage can cause sunburn which is a known prime cause of skin cancer. Simply, Melanotan induces a protective tan without the need to expose the skin to harmful levels of UV radiation. EpiTan recently acquired three products - Linotar® (eczema), Exorex® (psoriasis) and Zindaclin® (acne) – and is currently evaluating the acquisition or in-licensing of other dermatology-based products to add to its portfolio.



About Melanotan

Melanotan has completed a Phase II clinical trial in Australia that demonstrated the drug increases melanin content by up to 100% and reduces sunburn injury by up to 50% in fair-skinned volunteers. This represents a significant breakthrough for people most at risk of sunburn injury and potentially skin cancer. Melanotan will now undergo clinical studies in Europe and the USA. These trials will assess its potential both as a preventative to reduce the effects of UV damage and as a therapy for UV-associated skin disorders such as polymorphous light eruption (PMLE).

Melanotan has a number of delivery formulations in development. The most advanced as regards clinical trial progress is a user-friendly and biodegradable sustained-release implant, administered by a single injection. In addition, testing of a selection of transdermal formulations is in various stages of progress.

An independent report commissioned by the company identified that there are three potentially lucrative markets for Melanotan. Firstly, the prophylactic market which includes those populations that do not tan well and seek additional protection from UV damage. Secondly, the therapeutic market consisting of patients with UV-associated skin diseases or disorders for which Melanotan may provide a clinical benefit and, finally, the cosmetic market comprising those people who want a tan, but not specifically for health reasons.

-END-

EpiTan Limited abn 88 089 644 119
Level 10, 52 Collins Street Melbourne Victoria 3000 Australia **Telephone** +61 3 9662 4688 **Facsimile** +61 3 9662 4788 www.epitan.com.au

company announcement

Wednesday 15 December 2005

EpiTan reports on dose escalation study

For more information contact:
Davina Bridgeman, Investor Relations & Marketing, EpiTan Limited, Tel: +61 3 9660 4900
Richard Allen, Oxygen Financial Public Relations, Tel: +61 3 9915 6341
investorrelations@epitan.com.au

Melbourne, Australia

EpiTan Limited (ASX: EPT, ADR: EPTNY, XETRA: UR9) today announced that all 24 volunteers successfully received a sustained release solid injectable implant in its Phase I/II dose escalation study at the Q-Pharm facilities in Brisbane.

The trial, which resumed in June of this year, involved four cohorts of six subjects receiving the newly developed smaller sustained release solid injectable implant which contained different levels of Melanotan® (for details see Appendix 1).

During the trial, significant skin darkening was observed in the two highest-dose cohorts. Both safety and tolerability were found to be markedly improved compared to both the previous larger implant and the daily bolus liquid injection.

Formal analysis of data from the trial is currently underway and the company expects to release the final report in March 2005.

Dr Wayne Millen, EpiTan's Executive Chairman and CEO said: "The preliminary observations confirm to us once again that the drug works extremely well in this new formulation. There were no drop-outs or serious adverse events. We are now in a position to progress towards the commercial production of this implant."

About EpiTan

EpiTan Limited is a Melbourne-based specialty pharmaceutical company with a focus on niche prescription dermatology products. Its leading drug candidate Melanotan® stimulates the body to make melanin, the dark pigment of a tan which is known to protect the body from skin damage as a result of exposure to ultra-violet (UV) radiation. UV

radiation damage can cause sunburn which is a known prime cause of skin cancer. Simply, Melanotan induces a protective tan without the need to expose the skin to harmful levels of UV radiation. EpiTan recently acquired three products - Linotar® (eczema), Exorex® (psoriasis) and Zindaclin® (acne) – and is currently evaluating the acquisition or in-licensing of other dermatology-based products to add to its portfolio.

About Melanotan

Melanotan has completed a Phase II clinical trial in Australia that demonstrated the drug increases melanin content by up to 100% and reduces sunburn injury by up to 50% in fair-skinned volunteers. This represents a significant breakthrough for people most at risk of sunburn injury and potentially skin cancer. Melanotan will now undergo clinical studies in Europe and the USA. These trials will assess its potential both as a preventative to reduce the effects of UV damage and as a therapy for UV-associated skin disorders such as polymorphous light eruption (PMLE).

Melanotan has a number of delivery formulations in development. The most advanced as regards clinical trial progress is a user-friendly and biodegradable sustained-release implant, administered by a single injection. In addition, testing of a selection of transdermal formulations is in various stages of progress.

An independent report commissioned by the company identified that there are three potentially lucrative markets for Melanotan. Firstly, the prophylactic market which includes those populations that do not tan well and seek additional protection from UV damage. Secondly, the therapeutic market consisting of patients with UV-associated skin diseases or disorders for which Melanotan may provide a clinical benefit and, finally, the cosmetic market comprising those people who want a tan, but not specifically for health reasons.

Appendix 1 –

Name:	Phase I/II dose escalation study of a single depot injection of Melanotan to assess the pharmacokinetics and tanning effect in healthy adults (resumed)
Location:	Q-Pharm, Clive Berghofer Cancer Research Centre, Queensland
Blinding Status:	N/A (Open Study)
Treatment methods:	Implant injected subcutaneously to the upper arm
Number of subjects:	24 (four cohorts of six)
Dropout Rate:	Zero
Subject Selection Criteria:	Healthy Caucasian adults aged between 18 and 70
Final Report:	Due March 2005

-End-

EpiTan Limited abn 88 089 644 119
Level 13, 1 Collins Street Melbourne Victoria 3000 Australia **Telephone** +61 3 9660 4900 **Facsimile** +61 3 9660 4999 www.epitan.com.au

company announcement

Friday 17 December 2004

German PMLE trial to start January 2005

For more information contact:
Davina Bridgeman, Investor Relations & Marketing, EpiTan Limited, Tel: +61 3 9660 4900
Richard Allen, Oxygen Financial Public Relations, Tel: +61 3 9915 6341
investorrelations@epitan.com.au

Melbourne, Australia

EpiTan Limited (ASX: EPT, ADR: EPTNY, XETRA: UR9) today announced that the German trial to test Melanotan® on sufferers of Polymorphous Light Eruption (PMLE) will commence in early January (for details see Appendix 1).

PMLE or "sunburn poisoning" is a UV induced skin allergy most prevalent in northern latitudes. Statistics reveal that between 10-20% of US and northern European populations suffer from PMLE. PMLE usually appears as small red, burning or itchy eruptions on sun-exposed skin. It is the second most common sun-related skin problem after sunburn as seen by doctors. It is most common during the spring and summer months when the level of exposure to UV radiation increases.

The trial has been scheduled for the European winter when people's natural melanin levels are at their lowest and is intended to test whether the melanin-inducing drug Melanotan alleviates the clinical symptoms of PMLE.

Dr Wayne Millen, EpiTan's Executive Chairman and CEO said: "In this trial, we are seeking a therapeutic indication for Melanotan. There is a large unmet medical need as PMLE has approximately 100 million sufferers worldwide. Significantly for EpiTan, this is the first European trial of Melanotan."

About EpiTan

EpiTan Limited is a Melbourne-based specialty pharmaceutical company with a focus on niche prescription dermatology products. Its leading drug candidate Melanotan® stimulates the body to make melanin, the dark pigment of a tan which is known to protect

EpiTan Limited abn 88 089 644 119
Level 13, 1 Collins Street Melbourne Victoria 3000 Australia **Telephone** +61 3 9660 4900 **Facsimile** +61 3 9660 4999 www.epitan.com.au

the body from skin damage as a result of exposure to ultra-violet (UV) radiation. UV radiation damage can cause sunburn which is a known prime cause of skin cancer. Simply, Melanotan induces a protective tan without the need to expose the skin to harmful levels of UV radiation. EpiTan recently acquired three products - Linotar® (eczema), Exorex® (psoriasis) and Zindaclin® (acne) – and is currently evaluating the acquisition or in-licensing of other dermatology-based products to add to its portfolio.

About Melanotan

Melanotan has completed a Phase II clinical trial in Australia that demonstrated the drug increases melanin content by up to 100% and reduces sunburn injury by up to 50% in fair-skinned volunteers. This represents a significant breakthrough for people most at risk of sunburn injury and potentially skin cancer. Melanotan will now undergo clinical studies in Europe and the USA. These trials will assess its potential both as a preventative to reduce the effects of UV damage and as a therapy for UV-associated skin disorders such as polymorphous light eruption (PMLE).

Melanotan has a number of delivery formulations in development. The most advanced as regards clinical trial progress is a user-friendly and biodegradable sustained-release implant, administered by a single injection. In addition, testing of a selection of transdermal formulations is in various stages of progress.

An independent report commissioned by the company identified that there are three potentially lucrative markets for Melanotan. Firstly, the prophylactic market which includes those populations that do not tan well and seek additional protection from UV damage. Secondly, the therapeutic market consisting of patients with UV-associated skin diseases or disorders for which Melanotan may provide a clinical benefit and, finally, the cosmetic market comprising those people who want a tan, but not specifically for health reasons.

Appendix 1:

Name of Trial: A pilot, Phase II, open, controlled study to evaluate the safety, tolerability and efficacy of a subcutaneous implant of Melanotan in patients suffering from recurrent Polymorphous Light Eruption

Primary endpoint: To determine whether Melanotan implants given as a prophylactic can prevent or reduce the occurrence of symptoms like urticae, vesiculae, papulae, eczema, erythema and itching associated with PMLE

Blinding status: Open, controlled

EpiTan Limited abn 88 089 644 119
Level 13, 1 Collins Street Melbourne Victoria 3000 Australia **Telephone** +61 3 9660 4900 **Facsimile** +61 3 9660 4999 www.epitan.com.au

Treatment method: Implant

Number of trial subjects: 20

Patient recruitment: 10 per month

Subject selection criteria: Male and Females (18-70 years) diagnosed with PMLE-like syndrome

Trial location: Düsseldorf, Germany

Expected duration of trial: 4 months

-End-

EpiTan Limited abn 88 089 644 119
Level 13, 1 Collins Street Melbourne Victoria 3000 Australia **Telephone** +61 3 9660 4900 **Facsimile** +61 3 9660 4999 www.epitan.com.au

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

EPITAN LIMITED

ABN

88 089 644 119

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	(a) Ordinary Shares (b) Unlisted options over ordinary shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	(a) 2,600,000 ordinary shares - new allotment (b) 2,600,000 unlisted options - new allotment
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	(a) Ordinary shares that rank equally with existing ordinary shares (b) Unlisted options with an exercise price of $1.08 and expiring 17 December 2007

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	(a) ordinary shares - yes (b) Unlisted options – upon exercise
5	Issue price or consideration	$0.80 per ordinary share. nil per unlisted option. Total $2,080,000.00
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Share placement to fund ongoing project development and working capital purposes
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	24 December 2004

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
128,299,085 EPT	ordinary shares

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	6,541,556 (EPTAI)	Options under EpiTan Incentive Option Plan
		6,667,362 (EPTAK)	Options expiring 13 August 2007
		2,600,000	Options expiring 17 December 2007

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	No change, with ordinary shares ranking equally with existing ordinary shares

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

+ See chapter 19 for defined terms.

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) [X] Securities described in Part 1

(b) [ ] All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 [ ] If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 [ ] If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 [ ] A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here:  Date:24 December 2004

(~~Director~~/Company secretary)

Print name: I.M. Kirkwood

== == == == ==

+ See chapter 19 for defined terms.